MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

+44 (0) 1707-853-000

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

June 14, 2016

Mylan N.V.

Registration Statement on Form S-4

File No. 333-210696

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (the “Company”) hereby requests that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:00 a.m., New York City time, on June 16, 2016, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Thomas E. Dunn at (212) 474-1108, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

MYLAN N.V.

By:	/s/ PAUL B. CAMPBELL
	Name:	Paul B. Campbell
	Title:	Senior Vice President & Chief Accounting Officer